EXHIBIT 99.10

Barington Capital Group, L.P.

888 Seventh Avenue

New York, New York 10019

July 13, 2006

Mr. William Leonard

Chairman of the Board

The Pep Boys – Manny, Moe & Jack

3111 West Allegheny Avenue

Philadelphia, Pennsylvania 19132

Dear Bill:

As the representative of a group of investors that is one of the largest stockholders of The Pep Boys – Manny, Moe & Jack (“Pep Boys” or the “Company”), we find ourselves being repeatedly disappointed by the performance of the Board of Directors of the Company. We are convinced that the Board has made a series of poor decisions to the detriment of shareholder value, including extending the employment of Lawrence Stevenson as the Company’s Chief Executive Officer in February 2005, when a clean break with no cost to stockholders was available, and maintaining its support of Mr. Stevenson’s operating plan despite the disastrous effects it has had on the Company’s financial and share price performance.

The Board’s review of strategic alternatives, which is now in its sixth month, appears to have been a failure. Furthermore, we believe that it is a serious mistake that the Board has failed to put in place a new leadership team capable of developing and executing an effective operating plan for the Company, as we have suggested a number of times. As Goldman, Sachs & Co. analyst Matthew Fassler noted over five months ago in his February 10, 2006 analyst report, “Leadership with different experience and qualifications would probably be able to engineer a turnaround of the service effort in short order, but that scenario does not appear imminent.”

Finally, we find it unacceptable that the Board has not yet held (or even scheduled) the 2006 annual meeting of stockholders, which the Company historically holds in late May or early June. As opposed to the Company’s directors who in the aggregate own less than 2% of the outstanding stock of the Company (excluding stock option and similar grants), the stockholders of Pep Boys have significant capital at risk. As shareholder value continues to deteriorate, we will not let the Board disenfranchise its stockholders, whether by hiding behind the strategic alternatives process or otherwise.

We believe that change is needed now at Pep Boys – not just at the CEO level but at the Board level as well. The Company has an extremely valuable asset base that stockholders have entrusted to the Board to protect and grow. The performance of the Pep Boys Board to date has convinced us that it is no longer worthy of this trust. For these reasons, we again call on the Board to promptly schedule the 2006 annual meeting of stockholders in order to permit the owners of Pep Boys to exercise their right to vote on the Company’s future.

Sincerely yours,

/s/ James A. Mitarotonda

James A. Mitarotonda